SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:

Exhibit

99.1 Release dated March 28, 2007, entitled “VATUKOULA SALE PROCESS COMPLETE ”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 28, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)

VATUKOULA SALE PROCESS COMPLETE

Management of the Vatukoula Gold Mine today confirmed that the sale of the Vatukoula mine and associated assets to Westech Gold Ltd had been completed.

Emperor Mines Limited (a subsidiary of DRDGOLD) has now completed the transfer of ownership of 100% of the shares in the Australian incorporated companies which in turn own the Fijian assets of the Emperor Group.

With immediate effect, all assets and liabilities of the Emperor Fijian operations are transferred to Westech Gold.

Brad Gordon, Chief Executive Officer of Emperor Mines Limited, said that the company was pleased to confirm the sale of all Fijian company assets, which would significantly stem the cash flow drain on the Emperor group occasioned by the ongoing costs of care and maintenance at Vatukoula.

“Our team will now focus solely on the ongoing restructuring process, with a further announcement on the group restructure due in the coming days”, Mr. Gordon said.

Johannesburg
28 March 2007

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